 MDS Finalizes Sale of Diagnostics Business to Borealis Infrastructure in $1.3B Transaction

Immediately Initiates $500M Share Buyback

Toronto, Canada, February 26, 2007 - MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, announced today that it has concluded the sale of its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a CAD$1.325 billion transaction.

Under this agreement, Borealis Infrastructure, an investment entity of Ontario Municipal Employees Retirement System (OMERS), has acquired MDS Diagnostic Services.
This laboratory services business will continue to operate under the name of MDS Diagnostics Services until later this year. From the total transaction price of CAD$1.325 billion, MDS will realize net proceeds of approximately CAD$1.052 billion, comprised of $977 million in cash and $75 million in an unconditional note, payable in March 2009, after provision for taxes, expenses and amounts attributable to minority interests.

The MDS Board of Directors has authorized a CAD$500 million one-time share buyback of its common shares through a dutch auction-type substantial issuer bid. The company intends to mail an issuer bid circular with the details for tendering common shares to shareholders on February 28, 2007. The company expects to repurchase up to 16.5% of the common shares in the range of CAD $21.00 to $23.50 per share through the issuer bid which will expire on April 5, 2007.

 “With this transaction, we have closed a chapter in our company’s history by completing our transition to a global life sciences company,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “With our recently announced plans to acquire Molecular Devices Corporation, we have begun a new and exciting chapter focused on growth.”

With the close of this transaction, MDS is now a pure play, global life sciences company. It generates 95 percent of its revenues from global markets in which the Company’s three business units, MDS Pharma Services, MDS Nordion, and MDS Sciex operate.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,600 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

About Borealis Infrastructure Management Inc.
Borealis Infrastructure identifies, invests in and manages OMERS infrastructure assets, which provide competitive and stable rates of return over a long investment horizon. In the business since 1998, Borealis is a global leader in infrastructure investing, with assets in energy, transportation, infrastructure buildings, including long-term care facilities and hospitals, pipelines and telecommunications. Visit the Borealis Infrastructure website at www.borealisinfrastructure.com for more information.
OMERS is one of Canada's largest pension plans, with more than $41 billion in assets. It manages retirement benefits for over 370,000 members on behalf of 900 local government employers across Ontario. Visit the OMERS website at www.omers.com for more information.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com

Michael Rolland
Senior Vice President
Borealis Infrastructure
(416) 361-1011
mrolland@borealisinfrastructure.com

Debbie Oakley
Senior Vice President, Corporate Affairs Division
OMERS
(416) 369-2402
doakley@omers.com